Exhibit m(7)

DISTRIBUTION AND SERVICE PLAN
FIDELITY ADVISOR BALANCED FUND
CLASS T SHARES

1. This Distribution and Service Plan (the "Plan"), when effective in accordance with its terms, shall be the written plan contemplated by Securities and Exchange Commission Rule 12b-1 under the Investment Company Act of 1940, as amended (the "Act") for Class T shares of Fidelity Advisor Balanced Fund ("Class T"), a class of shares of Fidelity Advisor Balanced Fund (the "Fund"), a series of Fidelity Advisor Series I (the "Trust").

2. The Trust has entered into a General Distribution Agreement on behalf of the Fund with Fidelity Distributors Corporation (the "Distributor"), under which the Distributor uses all reasonable efforts, consistent with its other business, to secure purchasers of the Fund's shares of beneficial interest (the "Shares"). Such efforts may include, but neither are required to include nor are limited to, the following: (1) formulation and implementation of marketing and promotional activities, such as mail promotions and television, radio, newspaper, magazine and other mass media advertising; (2) preparation, printing and distribution of sales literature; (3) preparation, printing and distribution of prospectuses of the Fund and reports to recipients other than existing shareholders of the Fund; (4) obtaining such information, analyses and reports with respect to marketing and promotional activities as the Distributor may, from time to time, deem advisable; (5) making payments to securities dealers and others engaged in the sale of Shares or in shareholder support services ("Investment Professionals"); and (6) providing training, marketing and support to Investment Professionals with respect to the sale of Shares.

3. In consideration for the services provided and the expenses incurred by the Distributor pursuant to the General Distribution Agreement and paragraph 2 hereof, all with respect to Class T Shares: Class T shall pay to the Distributor a monthly fee at the annual rate of 0.40% (or such lesser amount as the Trustees may, from time to time, determine) of the average daily net assets of Class T throughout the month. The determination of daily net assets shall be made at the close of business each day throughout the month and computed in the manner specified in the Fund's then current Prospectus for the determination of the net asset value of Class T Shares, but shall exclude assets attributable to any other class of Shares of the Fund. The Distributor may, but shall not be required to, use all or any portion of the distribution fee received pursuant to the Plan (and the commissions described in the following sentence) to compensate Investment Professionals who have engaged in the sale of Class T Shares or in shareholder support services with respect to Class T shares pursuant to agreements with the Distributor, or to pay any of the expenses associated with other activities authorized under paragraph 2 hereof. Class T may incur additional expenses associated with the activities authorized under paragraph 2 hereof at the annual rate of 0.10% (or such lesser amount as the Trustees, may from time to time, determine) of the average daily net assets of Class T throughout the month (determined in the manner set forth herein), to be paid exclusively through the direction of brokerage commissions.

4. Separate from any payments made as described in paragraph 3 hereof, Class T shall also pay to the Distributor a service fee at the annual rate of 0.25% (or such lesser amount as the Trustees may, from time to time, determine) of the average daily net assets of Class T throughout the month. The determination of daily net assets shall be made at the close of business each day throughout the month and computed in the manner specified in the Fund's then current Prospectus for the determination of the net asset value of Class T Shares, but shall exclude assets attributable to any other class of Shares of the Fund. In accordance with such terms as the Trustees may from time to time establish, the Distributor may use all or a portion of such service fees to compensate Investment Professionals for personal service and/or the maintenance of shareholder accounts, or for other services for which "service fees" lawfully may be paid in accordance with applicable rules and regulations.

5. The Fund presently pays, and will continue to pay, a management fee to Fidelity Management & Research Company (the "Adviser") pursuant to a management agreement between the Fund and the Adviser (the "Management Contract"). It is recognized that the Adviser may use its management fee revenue, as well as its past profits or its resources from any other source, to make payments to the Distributor with respect to any expenses incurred in connection with the distribution of Class T Shares, including the activities referred to in paragraph 2 hereof. To the extent that the payment of management fees by the Fund to the Adviser should be deemed to be indirect financing of any activity primarily intended to result in the sale of Class T Shares within the meaning of Rule 12b-1, then such payment shall be deemed to be authorized by this Plan.

6. This Plan shall become effective upon the first business day of the month following approval by a vote of at least a "majority of the outstanding voting securities" (as defined in the Act) of Class T, this Plan having been approved by a vote of a majority of the Trustees of the Trust, including a majority of Trustees who are not "interested persons" of the Trust (as defined in the Act) and who have no direct or indirect financial interest in the operation of the Plan or in any agreement related to the Plan (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on this Plan.

7. This Plan shall, unless terminated as hereinafter provided, remain in effect until April 30, 2003, and from year to year thereafter; provided, however, that such continuance is subject to approval annually by a vote of a majority of the Trustees of the Trust, including a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on this Plan. This Plan may be amended at any time by the Board of Trustees, provided that (a) any amendment to increase materially the fee provided for in paragraphs 3 and 4 hereof shall be effective only upon approval by a vote of a majority of the outstanding voting securities of Class T and (b) any material amendment of this Plan shall be effective only upon approval in the manner provided in the first sentence of this paragraph 7.

8. This Plan may be terminated at any time, without the payment of any penalty, by vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding voting securities of Class T.

9. During the existence of this Plan, the Trust shall require the Adviser and/or the Distributor to provide the Trust, for review by the Trustees, and the Trustees shall review, at least quarterly, a written report of the amounts expended in connection with financing any activity primarily intended to result in the sale of Class T Shares (making estimates of such costs where necessary or desirable) and the purposes for which such expenditures were made.

10. This Plan does not require the Adviser or Distributor to perform any specific type or level of distribution activities or to incur any specific level of expenses for activities primarily intended to result in the sale of Class T shares.

11. Consistent with the limitation of shareholder liability as set forth in the Trust's Declaration of Trust, any obligation assumed by Class T pursuant to this Plan and any agreement related to this Plan shall be limited in all cases to Class T and its assets and shall not constitute an obligation of any shareholder of the Trust or any other class of the Fund, series of the Trust or class of such series.

12. If any provision of the Plan shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Plan shall not be affected thereby.